United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NeoGames S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L6673X107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L6673X107	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons William Hill Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 6,127,257
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,127,257
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,127,257
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 24.5%
12	Type of Reporting Person CO

CUSIP No. L6673X107	Schedule 13G	Page 3 of 6

1	Names of Reporting Persons William Hill Organization Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 6,127,257
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,127,257
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,127,257
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 24.5%
12	Type of Reporting Person CO

CUSIP No. L6673X107	Schedule 13G	Page 4 of 6

ITEM 1.	(a) Name of Issuer:

NeoGames S.A. (the “Issuer”).

(b)     Address of Issuer’s Principal Executive Offices:

10 Habarzel Street, Tel Aviv, 6971014, Israel

ITEM 2.	(a) Names of Persons Filing:

William Hill Limited and William Hill Organization Limited (hereinafter referred to as the “Reporting Persons”).

(b)     Address or Principal Business Office:

The Reporting Persons’ address is 1 Bedford Avenue, London WC1B 3AU, United Kingdom.

(c)     Citizenship:

The Reporting Persons are incorporated with limited liability under the laws of England and Wales, operating out of London, United Kingdom.

(d)     Title of Class of Securities:

Ordinary shares, no par value.

(e)     CUSIP Number:

L6673X107

ITEM 3.

Not applicable.

ITEM 4.	Ownership:

(a)	Amount beneficially owned: 6,127,257

(b)	Percent of class: 24.5%, based upon 24,983,855 Ordinary Shares outstanding as of April 12, 2021

(c)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 6,127,257

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 6,127,257

The Reporting Persons are the record holders of 6,127,257 ordinary shares of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. L6673X107	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

WILLIAM HILL LIMITED

/s/ Simon Callander
Name:	Simon Callander
Title:	Executive Counsel – Rest of World On Sale

WILLIAM HILL ORGANIZATION LIMITED

/s/ Simon Callander
Name:	Simon Callander
Title:	Executive Counsel – Rest of World On Sale

CUSIP No. L6673X107	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit Number	Description

1	Joint Filing Agreement